UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 31 May 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
:
Dealing in securities by a director of a major
subsidiary of Sasol during May 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:                                          JSE : SOL                                        NYSE : SSL
ISIN codes:                                            ZAE000006896                               US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:
Director P B de Wet
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 13 May 2010
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 12 September 2003
Exercise price R87,75
Number of shares 1 900
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares on-market
pursuant to implementation of
options
Total purchase price R170 050,00
Nature and extent of
director’s interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

Director P B de Wet
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 13 May 2010
Option offer date 17 October 2003
Option offer price R90,00
Exercise date 28 October 2003
Exercise price R89,05
Number of shares 2 100
Class of shares Ordinary no par value
Nature of transaction
Purchase of shares on-market
pursuant to implementation of
options
Total purchase price R189 000,00
Nature and extent of
director’s interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

17 May 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2010                                                          By:    /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary